Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com
PRESS RELEASE

Gammon Gold Announces Initial Reserves at Three new Discoveries at its Ocampo Operation

Toronto, September 20, 2010: Gammon Gold Inc. (“Gammon” or the “Company”) (TSX:GAM and NYSE:GRS) is pleased to report an initial 127,750 gold equivalent ounces(1) in Proven and Probable Reserves at three new discoveries made at Ocampo. These three new deposits have been discovered through the first phase drilling program during the first half of 2010.

Two of the new discoveries are underground deposits; Santa Eduviges (Reserves of 44,961 gold equivalent ounces(1)), currently being developed as the second underground mine at Ocampo and Belen/Santa Juliana (Reserves of 50,529 gold equivalent ounces(1)), which are new veins discovered in the main NE underground mine. The third new discovery, Las Molinas, is a new open pit deposit (Reserves of 32,260 gold equivalent ounces(1)). These Reserves will be updated during the second half of 2010 and will be incorporated into the 2010 Reserves and Resources Statement along with additional Reserves and Resources delineated through the Company’s ongoing drilling program at Ocampo in the second half of the year. The Company expects to issue the 2010 Reserves and Resources Statement by the end of first quarter of 2011.

“We are particularly pleased that these additional reserves were from new discoveries.. These initial results highlight the potential of the Ocampo property as well as our surrounding land package,” stated Rene Marion, President and CEO of Gammon. “For the remainder of 2010, we plan to complete an additional 45,000 metres of drilling at Ocampo targeting additional in-pit resources along the PGR Trend, as well as new open pit and underground targets.”

Scientific or technical information in this Press Release relating to Mineral Reserves for the Ocampo property have been prepared and verified by employees of Gammon Gold Inc. under the supervision of Ramon Luna, P. Geo. Mr. Luna, is a “Qualified Person” as defined in National Instrument 43-101.

About Gammon Gold

Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine. Gammon also recently signed a Definitive Agreement to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

1) Please refer to the mid-year reserve tables as at June 30, 2010 that are attached to this press release

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’ , ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast” , ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices in 2010 and subsequent years, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2009 results, operating performance projections for 2009 and 2010, our ability to fully fund our business model internally, 2009 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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1) Please refer to the mid-year reserve tables as at June 30, 2010 that are attached to this press release

Ocampo Proven & Probable Reserve Additions(2)(3)(5)(6)
			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(4)	(g/t)(4)	(g/t)(4)	(000's)	(000's)	(000's)	(000's)(1)
Los Molinas Open Pit(7)
Proven	0.72	21	1.06	785	18	531	27
Probable	0.52	18	0.80	214	4	122	6
Total Los Molinas Proven & Probable	0.68	20	1.00	999	22	653	32
Santa Eduviges Underground
Proven	4.18	85	5.56	197	26	540	35
Probable	2.42	52	3.26	94	7	158	10
Total Sta. Eduviges Proven & Probable	3.61	75	4.82	290	34	698	45
Santa Juliana/Belen Underground
Proven	2.39	254	6.47	81	6	665	17
Probable	1.91	219	5.43	192	12	1,354	34
Total Sta. Juliana/Belen Proven & Probable	2.05	229	5.74	274	18	2,019	51

Total Proven Additions	1.49	51	2.30	1,064	51	1,736	79
Total Probable Additions	1.41	102	3.05	500	23	1,634	49

Total Additions Proven & Probable	1.46	67	2.54	1,563	74	3,370	128

Notes to Mineral Resources and Reserves Tables:

1.	Gold equivalent calculations use reserve metal prices of $945/oz for gold and $15.20/oz for silver for a gold to silver ratio of 62.17:1
2.	Reserves additions have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. Mineral Reserves additions have been calculated as at June 30, 2010.
3.	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
4.	The metallurgical recovery applicable for each deposit and the cut-off grades used to determine Reserves additions as at June 30, 2010 are as follows:

	Au	Ag
	Metallurgical	Metallurgical	Cut-off
Mine	Recovery (%)	Recovery (%)	Grade g/t
Los Molinas Mill	96	82	>2.0
Los Molinas Pit Fine Crush	82	72	>0.7-2.0
Los Molinas Coarse Crush	60	35	>0.18-0.70
Sta. Eduviges, Sta. Juliana, Belen	96	82	2.0

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

5.	The Los Molinas Open Pit strip ratio is 5.5:1.
6.	The basis for the reserve estimation is the Whittle pit optimization methodology.
7.	Sums may not add to totals due to rounding.